SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

EMS Technologies, Inc.
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

26873N108
(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 26873N108

1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,084,400
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,084,400
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,084,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.1%
14.	TYPE OF REPORTING PERSON	PN

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CUSIP No. 26873N108

1.	NAMES OF REPORTING PERSONS....MCM Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS	AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	1,084,400
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	1,084,400
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,084,400
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.1%
14.	TYPE OF REPORTING PERSON	OO

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CUSIP No. 26873N108

1.	NAMES OF REPORTING PERSONS......Clay B. Lifflander
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	- 0 -*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER	- 0 -
EACH REPORTING	9. SOLE DISPOSITIVE POWER	- 0 -*
PERSON WITH	10. SHARED DISPOSITIVE POWER	- 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	- 0 -*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0%*
14.	TYPE OF REPORTING PERSON	IN
* See Item 5.

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CUSIP No. 26873N108

The following constitutes Amendment No. 1 to the Schedule 13D filed the undersigned ("Amendment No.1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,084,400 Shares owned by MMI Investments is $17,822,644; the source of funds is MMI Investments' working capital.

MMI Investments effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated to add the following:

On September 27, 2010, MMI Investments delivered a letter to the Issuer stating its belief that the Issuer’s corporate strategy and structure is overly-complex and disjointed and expressing its frustration with the Issuer’s valuation multiple, which underperforms its peers, and its stock price, which is virtually unchanged in 10 years.  MMI Investments states that it has extensively analyzed the Issuer’s operations, performance, corporate structure and valuation, both individually and relative to its peers, and has concluded that for the Issuer’s fair value to be realized it will require more than a successful operational streamlining.  MMI Investments strongly urges the Issuer to form a special committee of independent directors to pursue all strategic alternatives, including the potential sale of the Issuer in whole or parts, to maximize value for stockholders of the Issuer.  A copy of the letter is attached as an exhibit hereto and is incorporated herein by reference.

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CUSIP No. 26873N108

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)-(b)              The aggregate percentage of Shares reported owned by each Reporting Person is based upon 15,299,423 Shares outstanding as of August 9, 2010, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2010.

As of the close of business on September 27, 2010, MMI Investments directly owned 1,084,400 Shares, constituting approximately 7.1% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement.  MCM does not directly own any Shares.  However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.  MCM disclaims beneficial ownership of such Shares, except to the extent of its pecuniary interest therein. Mr. Lifflander does not directly own any Shares.  However, as a member of a "group" for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments.  Mr. Lifflander disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein.

 Except as described above, as of the date hereof, to each Reporting Person's knowledge, none of the persons listed on Schedule I owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)                      Except for the open market purchases of Shares by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares during the past 60 days by MMI Investments, MCM or Mr. Lifflander, or, to each Reporting Person's knowledge, any of the persons listed on Schedule I.

(d)                      No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)                      Not applicable.

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CUSIP No. 26873N108

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

99.1	Letter from MMI Investments, L.P. to EMS Technologies, Inc. dated September 27, 2010.

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CUSIP No. 26873N108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2010

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ JEROME J. LANDE
Jerome J. Lande
Executive Vice President

/s/ CLAY B. LIFFLANDER
Clay B. Lifflander

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CUSIP No. 26873N108
SCHEDULE II

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
MMI Investments, L.P.
17,100	16.51	8/5/2010
37,700	16.62	8/6/2010
29,600	17.04	8/9/2010
20,000	16.85	8/10/2010
30,000	15.67	8/11/2010

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